Direxion Asset Management, LLC

1301 Avenue of the Americas (6th Avenue)

28th Floor

New York, NY 10019

March 11, 2019

FILED VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-1004

Re:	Direxion Shares ETF Trust II (the “Trust”)
Registration No. 333-215091

Dear Sir or Madam:

On behalf of the Direxion Shares ETF Trust II (the “Trust”), Direxion Asset Management, LLC (the “Company”) hereby requests, pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”), that the Registration Statement on Form S-1, together with all exhibits and amendments thereto (File No. 333-215091) as initially filed with the Securities and Exchange Commission (“Commission”) on December 14, 2016 (“Registration Statement”) for the Direxion Daily Crude Oil Bull 3X Shares and the Direxion Daily Crude Oil Bear 3X Shares be withdrawn effective immediately. The Company is seeking withdrawal of the Registration Statement because it is no longer going to pursue registration of the securities. The Registration Statement has not been declared effective and no securities have been sold pursuant to the Registration Statement.

In accordance with Rule 457(p) of the Securities Act, the Company requests that any fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Accordingly, the Company requests that the Commission issue an order granting the withdrawal of the Registration Statement (“Order”) effective as of the date hereof or at the earliest practicable date hereafter.

If you have any questions concerning the foregoing, please contact Angela Brickl of Direxion Asset Management, LLC at (646) 572-3463 or W. Thomas Connor of Vedder Price P.C. at (202) 312-3331.

Sincerely,

/s/ Angela Brickl
Angela Brickl
Direxion Asset Management, LLC